BERRY PETROLEUM COMPANY

1999 Broadway, Suite 3700

Denver, Colorado 80202

February 26, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:           Withdrawal of Post-Effective Amendment to Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Berry Petroleum Company, a Delaware corporation (the “Company”), hereby requests the immediate withdrawal of its Amendment No. 1 to S-3 Registration Statement (Accession No. 0000778438-09-000010, File No. 333-157507), which was filed with the Commission on February 25, 2009 (the “Amendment”).

The Amendment was filed inadvertently by the Company using the submission type S-3 rather than POSASR.  No securities have been sold pursuant to the Amendment.  Accordingly, the Company hereby requests the immediate withdrawal of the Amendment and has re-filed the post-effective amendment under the submission type POSASR.

If you have any questions or concerns with regard to any of the foregoing, please contact Kelly Rose (713) 229-1796 of Baker Botts L.L.P or Laura McAvoy (805) 418-3115 of Musick, Peeler & Garrett LLP.

Sincerely,

BERRY PETROLEUM COMPANY

By:                   /s/ Shawn M. Canaday______

By:           Shawn M. Canaday

Title:              Vice President and Controller

Cc:           Laura K. McAvoy

Kelly B. Rose

HOU03:1191973.1